Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068
+
	T: 973 597 2476	June 12, 2018
F: 973 597 2477
E: sskolnick@lowenstein.com

Russell Mancuso

Branch Chief

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Provention Bio, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 29, 2018
File No. 333-224801

Dear Mr. Gabor:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated June 8, 2018 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 filed on May 9, 2018, Amendment 1 to the Registration Statement on Form S-1, filed on May 16, 2018, and Amendment 2 to the Registration Statement on Form S-1, filed on May 29, 2018 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 3 to the Registration Statement with the Commission (the “Third Amendment”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Third Amendment unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Russell Mancuso June 12, 2018 Page 2

Form S-1/A Filed May 29, 2018

Prospectus Summary, page 1

1.	We note your response to prior comment 1. Please remove reference to “substantial partnering experience” on page 2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Third Amendment and elsewhere, as appropriate, in response to the Staff’s comment.

Capitalization, page 45

2.	You disclose that your Series A preferred stock will automatically convert to common stock upon an underwritten public offering resulting in net proceeds of at least $20 million when the pre-money valuation of the Company is at least $75 million, or by agreement of holders of at least 50% of your then outstanding shares. Please confirm for us that your pre-money valuation is at least $75 million or that you have obtained agreements of at least 50% of the outstanding shares in order to trigger the automatic conversion of the preferred stock.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Board of Directors of the Company, together with the underwriters, have determined that the pre-money valuation of the Company is at least $75 million.

Clinical Evaluation PRV-300, page 60

3.	We note your response to prior comment 3 that there were no serious adverse events deemed related to PRV-300 that would preclude further clinical development. Please identify the serious adverse events and provide the basis for your determination that they were not related to PRV-300 and they will not preclude further clinical development.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that there were three serious adverse events (“SAEs”) in the PRV-300 program, all in the CNTO3157ASH1001 Phase 1b study. One subject with asthma experienced 2 separate SAEs for paranoid psychosis and bronchitis. This subject had received placebo. An additional subject on 10 mg/kg PRV-300 experienced an SAE for alcoholism, and this SAE was assessed by the principal investigator and by the sponsor of the trial, Janssen Pharmaceuticals, Inc., as not related to PRV-300. Hence, there were no PRV-300-related SAEs, nor any safety concern precluding further clinical development.

Russell Mancuso June 12, 2018 Page 3

Clinical Evaluation of PRV-031, page 65

4.	We note your response to prior comment 9. Please disclose all serious adverse events observed in Protégé and Protégé Encore, as opposed to the most common adverse event, the number of patients that experienced such events, and whether the serious adverse events were treatment related. Additionally, we note your revised disclosure that “[s]evere adverse events were noted in approximately 63% and 30% of PRV-031 and placebo subjects, respectively.” Given this disclosure, please explain your statement that “[t]here were no major differences in overall adverse events and serious adverse events between PRV-031 and placebo” or revise to clarify how you concluded that there were no major differences given the differences in the number of participants in each arm of the study who experienced serious adverse events.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page [68] of the Third Amendment and elsewhere, as appropriate, in response to the Staff’s comment. The Company supplementally advises the Staff that the majority of data for PRV-031 comes from two completed Phase 3 studies: Protégé and Protégé Encore. In PRV-031 and placebo-treated subjects, there were no major differences in the overall adverse events (“AEs”) (99.7% and 100%) and serious adverse events (13.2% [85 out of 645 subjects] and 9.4% [15 out of 160 subjects]), although there were more severe adverse events in PRV-031 subjects (63% and 30%).

The most common AEs were decreased white blood cells including lymphopenia, leukopenia and neutropenia. Leukopenia/lymphopenia (decreased white blood cells) and rash were experienced most frequently by PRV-031-treated subjects. Lymphopenia was expected based on the mechanism of action of PRV-031 and was observed in approximately 70% of type-1 diabetes patients who received PRV-031; lymphopenia was reported in approximately 14% of placebo subjects. It was commonly mild to moderate and resolved within 14 days. In the Protégé study, approximately 50% and 20% of PRV-031- and placebo-treated patients, respectively, reported rash or pruritus. In PRV-031-treated patients, the rash was predominantly mild to moderate and usually resolved within one to two weeks. Laboratory abnormalities were also reported as AEs. The main differences in PRV-031 and placebo subjects were changes in lymphocyte counts (30.1% and 9.4%) and liver function test (alanine aminotransferase, 30.9% and 14.1%). These abnormalities usually resolved within 14 days of dose completion and did not cause significant or lasting clinical concern. Cytokine release syndrome, which may include symptoms of rash, headache, nausea, vomiting, and chills/fever, occurred in fewer than 6% of PRV-031-treated patients and was mild to moderate in severity.

Russell Mancuso June 12, 2018 Page 4

The most common SAEs reported in the Protégé and Protégé Encore studies were related to diabetes control including diabetic ketoacidosis, hypoglycemic seizures/unconsciousness, hyperglycemia, hypoglycemia (consistent with the underlying disorder) and were reported in 6.2% and 2.5% of PRV-031 and placebo subjects, respectively. AEs of infections (most commonly gastroenteritis) were reported in 3.6% and 2.5% of PRV-031 and placebo subjects, respectively. Fifteen of 85 SAEs and 5 of 15 SAEs were deemed related to PRV-031 and placebo treatment, respectively.

The most common severe adverse event occurring in at least 10% of subjects in both treatment groups in the Protégé study was decreased white blood cell counts (lymphopenia/neutropenia) observed in 47% [196 out of 415 subjects] and 10% [10 out of 98 subjects] of PRV-031 and placebo subjects, respectively. In Protégé Encore, lymphopenia/neutropenia was also the most frequently observed severe adverse event, occurring in 24% [46 out of 192 subjects] and 6% of PRV-031 [4 out of 62 subjects] and placebo subjects, respectively. This adverse event is consistent with the mechanism of action of PRV-031.

MacroGenics Agreements, page 75

5.	We note your response to prior comment 10 and note your statement on page 75 that you assumed third party intellectual property agreements pursuant to the Asset Purchase Agreement. We disagree with your conclusion that you are not required to file the agreement because you are not a party to it. Please file this license agreement as an exhibit. Refer to Item 601(b)(10)(i) of Regulation S-K which addresses agreements to which the registrant has succeeded to a party by assumption.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company has determined that the agreements in question are not material to the Company and are therefore not required to be filed pursuant to Item 601(b)(10)(i).

Russell Mancuso June 12, 2018 Page 5

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick
cc:	Ashleigh Palmer